                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


          Under the Securities Exchange Act of 1934 (Amendment No. 1)*


                        BIOJECT MEDICAL TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   09059T-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Elan International Services, Ltd.
                            c/o John F. Watkins, Esq.
                                Reitler Brown LLC
                          800 Third Avenue, 21st floor
                               New York, NY 10022

                                 (212) 209-3050

--------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 17, 2001
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 09059T 10 7                               PAGE 2 OF 12 PAGES----------
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elan International Services Ltd.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
           (SEE INSTRUCTIONS)                                            (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                             WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                             Bermuda
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
      NUMBER OF SHARES                          -3,194,470-
     BENEFICIALLY OWNED
     BY EACH REPORTING              8      SHARED VOTING POWER
         PERSON WITH                                 -0-
                                    9      SOLE DISPOSITIVE POWER
                                                 -3,194,470-
                                   10      SHARED DISPOSITIVE POWER
                                                     -0-
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -3,194,470-
-------- -----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ] SHARES (SEE INSTRUCTIONS)
-------- -----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.2%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   CO

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 09059T 10 7                              PAGE 2 OF 12 PAGES----------
---------- ---------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elan Pharmaceutical Investments Ltd.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [ ]
           (SEE INSTRUCTIONS)                                          (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                             N/A
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                         [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                             Bermuda
--------------------------------------------------------------------------------

                                   7      SOLE VOTING POWER
     NUMBER OF SHARES                          -3,194,470-
    BENEFICIALLY OWNED
    BY EACH REPORTING              8      SHARED VOTING POWER
        PERSON WITH                                 -0-
                                   9      SOLE DISPOSITIVE POWER
                                                -3,194,470-
                                  10      SHARED DISPOSITIVE POWER
                                                    -0-
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -3,194,470-
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
         SHARES (SEE INSTRUCTIONS)
-------- -----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.2%
-------- -----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   CO

ITEM 1. SECURITY AND ISSUER.

        Common Stock without par value ("Common Stock")
        Bioject Medical Technologies Inc. (the "Company")
        211 Somerville Road (Route 202 North)
        Bedminster, New Jersey 07921

ITEM 2. IDENTITY AND BACKGROUND.


         This Amendment No. 1 to Schedule 13-D is filed by Elan International Services, Ltd., a Bermuda corporation ("EIS") and Elan Pharmaceutical Investments Ltd., a Bermuda exempted limited liability company ("EPIL", and together with EIS, "Elan"), amending the Schedule 13-D (the "Schedule 13D") filed by EIS on October 15, 1997. EPIL is a wholly-owned subsidiary of EIS. The principal address of each of EIS and EPIL is 102 St. James Court, Flatts Smith, FL 04, Bermuda. The name, residence, citizenship, principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and officers of EIS, EPIL and Elan Corporation, plc is set forth on Schedule I hereto. During the last five years, neither EIS or EPIL nor any of the individuals listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         All share and per share amounts in this Amendment No. 1 to the Schedule 13D have been retroactively adjusted for a 1:5 reverse stock split that was effective October 13, 1999.

         As described in the Schedule 13D, on September 30, 1997, the Company entered into an agreement (the "Purchase Agreement") with Elan Corporation, plc to develop and commercialize Elan's blood glucose monitoring technology, as well as to collaborate on further development of the Company's jet injection technology. In order to accomplish these goals, Marathon Medical Technologies Inc. ("Marathon") was formed, which was owned 80.1% by the Company and 19.9% by EIS. In connection therewith, EIS invested $3.0 million in the Company in exchange for 545,455 shares of Common Stock (the "Original Shares") and a five-year warrant (the "Initial Warrant") to purchase 350,000 shares of Common Stock at $12.50 per share. Pursuant to the Purchase Agreement, the Company issued a promissory note (the "Note") to EIS in the original principal amount of $12,015,000. All monies used to purchase the Common Shares, the Initial Warrant and the Note came from EIS' general corporate funds.

         In February 1998, the Company's shareholders approved the exchange of the Note plus accrued interest for shares of Series A Convertible Preferred Stock ("Series A Stock"), Series B Convertible Preferred Stock ("Series B Stock") and the issuance to EIS of Series C Convertible Preferred Stock ("Series C Stock") or other similar convertible preferred stock to fund Marathon's development work. Accordingly, on March 2, 1998, a total of 692,694 shares of Series A Stock and 134,333 shares of Series B Stock were issued to EIS and the Note was cancelled.

         In March 1999, the Company issued 391,830 shares of Series C Stock to EIS for $2.4 million to continue to fund the development of the blood glucose monitoring technology. These monies came from EIS' general corporate funds.

         In connection with the sale and the Company's related purchase of Elan's interest in Marathon at June 30, 1999, the Company and EIS agreed to certain changes in the terms of the Company's Series A Stock and Series B Stock. The modified terms fixed the conversion price of the Series A Stock at $7.50 and gave the Company the right to redeem the Series A Stock for cash within ninety days of receiving certain notice of the intent to convert all or part of the Series A Stock into Common Stock of the Company. The redemption price was the original issuance price of the Series A Stock being converted plus accumulated 9% annual preferred stock dividends thereon from the date of issuance of the Series A Stock.

         At June 30, 1999, EIS also exchanged its Series B Stock, which would have been convertible into a minimum of 268,000 shares of Common Stock without additional cash payments, for a Warrant that expires June 30, 2006 (the "Second Warrant") to purchase 758,000 shares of the Company's Common Stock for $7.50 per share. The Company had the right to redeem the Second Warrant if it was exercised prior to June 30, 2004. Under the redemption provisions, if the holder of the Second Warrant notified the Company that it intended to exercise all or any part of the Second Warrant to acquire stock in the Company, the Company had the right to redeem the Second Warrant by paying the holder cash of $2.015 million, the original issuance price of the Series B Stock, plus accrued interest at 15% per annum, compounded semi-annually from June 30, 1999. If the holder were to choose to exercise less than all of the shares covered by the Second Warrant, the Company could have exercised its redemption right either for all of the shares covered by the Second Warrant or for only that portion being exercised, in which case the payment is prorated in proportion to the portion of the Second Warrant being exercised.

         In June 1999, EIS assigned to EPIL its right, title and interest to:
(a) the Common Shares; (b) the Series A Stock; (c) the Series C Stock; (d) Initial Warrant; and (e) the Second Warrant.

         Pursuant to an agreement (the "December 2001 Agreement") dated as of December 12, 2001 among EPIL, EIS and the Company, inter alia:

(i) On December 13, 2001 (the "Effective Date"), EPIL exercised the Second Warrant with respect to 252,666 shares (the "Warrant Shares") of Common Stock for an aggregate exercise price of $1,894,995;
(ii) On December 13, 2001, the Company issued 260,044 shares of Series A Stock to EPIL in payment of all dividends accrued on the Series A Stock from the date of first issuance through and including October 15, 2001
(iii) Elan agreed to eliminate, on a prospective basis from October 2001, the 9% dividend due Elan from its holdings in Bioject's Series A Preferred Stock;
(iv) On December 17, 2001, EPIL sold 798,121 shares of Common Stock (comprised of the Original Shares and the Warrant Shares) in one market transaction under prospectus for an aggregate price of $9,178,391.50;
(v)      Elan agreed to terminate the Initial Warrant;
(vi) the Company agreed to use its best efforts to obtain shareholder approval for and effect the amendment of the Company's Restated Articles of Incorporation (the "Restated Articles") to:
                  (A) amend the terms of the Series A Stock and Series C Stock to terminate the mandatory conversion and redemption provisions set forth in Section 2.6(a)(1) and (3), 2.6(c)(1) and (2) and 2.7(a) and (c) of the
                           Restated Articles;
                  (B) provide that each outstanding share of Series A Stock shall accrue from the date of issuance through October 15, 2001 a dividend equal to 9% per annum of the Preferred Issuance Price (as defined in the Restated Articles) of Series A Stock, compounded semiannually beginning on September 2, 1998; such dividend to be paid by the issuance of additional shares of Series A Stock;
                  (C) amend the conversion rights of the Series A Stock and the Series C Stock such that all holders of Series A Stock or Series C Stock issued as of December 12, 2001 have the right to convert at any time each share of Series A Stock or Series C Stock, as the case may be, into two shares of Common Stock as of such date subject to certain anti-dilution adjustments set forth therein.
(vii) the parties agreed that upon sale of the Original Shares by Elan, Elan would be free to sell any shares of Common Stock (including, without limitation, shares acquired upon Conversion of Series A Stock or Series C Stock or upon exercise of the Second Option), subject to applicable securities law restrictions, in such manner and at such time as it may determine;
(viii) the Second Warrant was amended to provide for its exercise (A) on the Effective Date of the Settlement Agreement for 252,666 shares of Common Stock; (B) within 30 days of the holder's receipt of written notice from the Company that on the first anniversary of the Effective Date the Market Price (as defined in the Settlement Agreement) was at least $12.50 per share, for 252,667; and (C) within 30 days of the holder's receipt of written notice from the Company that on the second anniversary of the Effective Date the Market Price of the Company was at least $15.00 per share, for the remaining unexercised portion of the Second Warrant; provided that the holder of the Second Warrant is not obligated to make any such exercise unless at such time at least one or more registration statements is then effective pursuant to which all the stock issuable upon exercise of the Second Warrant may be publicly sold by such holder under the Securities Act of 1933.

(ix) The Second Warrant and the Purchase Agreement were each amended to terminate the redemption rights of the Company set forth therein.
(x) The Company granted to EIS an option, exercisable on or prior to June 13, 2002 to obtain a license of the Company's Iject product for any one drug of Elan or of a joint venture partner of Elan, to be negotiated in good faith by the parties, in consideration of the payment of $100,000 by Elan to the Company.

ITEM 4. PURPOSE OF TRANSACTION.

                  Elan acquired the securities for investment purposes.

                  Except as set forth above, Elan does not have a plan or proposal which relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing the Common Stock to cease to be authorized to be traded on the Nasdaq National Stock Market.

                  (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

                  (j) Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN THE SECURITIES OF THE COMPANY.


                  (a) EIS, indirectly through its ownership of EPIL, and EPIL each is the beneficial owner of 3,194,470 shares (or rights to convert into shares) of Common Stock representing 23.2% of the Company's Common Stock (based on 10,598,826 shares of Common Stock of the Company outstanding as of October 28, 2002, as reported on the Company's Form 10Q for the period ending September 30, 2002, dated October 28, 2002 plus the conversion of the Series A Stock into 1,905,476 shares of Common Stock and the Series C Stock into 783,660 shares of Common Stock and the exercise of the remaining portion of the Second Warrant for 505,334 shares of Common Stock).


                  (b)      sole power to vote: 3,194,470
                           shares shared power to vote: -0-
                           sole power to dispose: 3,194,470
                           shared power to dispose: -0-

                  (c)      None.

                  (d)      None.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

                  Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


                                  EXHIBIT INDEX

                  1. Joint Filing Agreement dated January 15, 2003 between EIS and EPIL.

                  2. Amendment to Securities Purchase Agreement dated as of January 15, 1998, as filed as exhibit 10.41.1 to the Company's Form 8-K as filed on January 22, 1998.

                  3.       Agreement dated as of December 12, 2001, as filed as
                           exhibit 10.1 to the Company's Form 10-Q as filed on February 11, 2002.

                  4. Series "P" Common Stock Purchase Warrant to purchase shares of Common Stock, as filed as exhibit 10.2 to the Company's Form 10Q as filed on February 11, 2001.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 15, 2003




                                   Elan International Services Ltd.


                                   By: /s/ Kevin Insley
                                      ---------------------------------------


                                   Elan Pharmaceutical Investments Ltd.


                                   By: /s/ Kevin Insley
                                      ---------------------------------------

                                                                     Schedule I
                                                                     ----------

The (a) name, (b) state or other place of its organization, (c) principal business, (d) address of its principal business and (e) address of its principal office of each of Elan, EIS and EPIL are set forth below:

1. (a) Elan Corporation, plc, (b) Ireland, (c) a worldwide biopharmaceutical company, and (d) Lincoln House, Lincoln Place, Dublin 2, Ireland, and (e) Lincoln House, Lincoln Place, Dublin 2, Ireland.

2. (a) Elan International Services, Ltd., (b) Bermuda, (c) a wholly-owned subsidiary of Elan Corporation, plc, (d) 102 St. James Court, Flatts, Smiths Parish FL 04, Bermuda, and (e) 102 St. James Court, Flatts, Smiths Parish FL 04, Bermuda.

3. (a) Elan Pharmaceutical Investments, Ltd., (b) Bermuda, (c) a wholly-owned subsidiary of Elan Corporation, plc, (d) 102 St. James Court, Flatts, Smiths Parish FL 04, Bermuda, and (e) 102 St. James Court, Flatts, Smiths Parish FL 04, Bermuda.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe, Thornburgh and Tully) of Elan are set forth below:

1. (a) Shane Cooke, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

2.   (a) William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Company Secretary, and (d) Ireland.

3.   (a) Seamus Mulligan, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Executive Vice President, Business and Corporate Development, and (d) Ireland.

4. (a) Lars Ekman, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) President, Research and Development, and (d) Sweden.

5. (a) Tim Wright, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) President, Commercial Operations, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director of Elan are set forth below:

1. (a) Garo A. Armen, Ph.D., (b) 630 Fifth Avenue, Suite 2167, New York, New York 10111, (c) Chairman of the Board and Chief Executive Officer of Antigenics, Inc., and (d) United States.

2. (a) Brendan E. Boushel, (b) 9 Upper Mount Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

3. (a) Laurence G. Crowley, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Governor (Chairman) Bank of Ireland, and (d) Ireland.

4. (a) Alan R. Gillespie, Ph.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Chairman, Ulster Bank Limited, and
     (d) United Kingdom.

5. (a) John Groom, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

6. (a) Kieran McGowan, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place Dublin 2, Ireland, (c) Retired, and (d) Ireland.

7. (a) Kevin McIntyre, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Associate Clinical Professor of Medicine at Harvard Medical School, and (d) United States.

8.   (a) Kyran McLaughlin, (b) Davy House, 49 Dawson Street, Dublin 2, Ireland,
     (c) Head of Equities and Corporate Finance, Davy Stockbrokers, and (d) Ireland.

9. (a) Dennis J. Selkoe, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Professor of Neurology and Neuroscience at Harvard Medical School, and (d) United States.

10. (a) Richard L. Thornburgh, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Counsel to the law firm of Kirkpatrick & Lockhart LLP, and (d) United States.

11. (a) Daniel P. Tully, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EIS are set forth below:

1. (a) Kevin Insley - Director, (b) 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda, (c) President and Chief Financial Officer of EIS, and (d) United Kingdom.

2. (a) Debra Moore Buryj - Director, (b) 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda (c) Vice President and Director, Finance of EIS, and
     (d) United States.

3. (a) David J. Doyle - Director, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Barrister & Attorney, Partner with Conyers, Dill & Pearman, and (d) Bermuda.

4. (a) James M. Macdonald - Alternate Director, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Barrister & Attorney, Partner with Conyers, Dill & Pearman, and (d) Bermuda.

5. (a) Wayne Morgan - Secretary, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Corporate Manager, Codan Services Limited, and (d) United Kingdom and Switzerland.

6. (a) I.S. Outerbridge - Assistant Secretary, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Corporate Manager, Codan Services Limited, and (d) United Kingdom.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EPIL are set forth below:

1. (a) Kevin Insley - Director, (b) 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda, (c) President and Chief Financial Officer of EIS, and (d) United Kingdom.

2. (a) Debra Moore Buryj - Director, (b) 102 St. James Court, Flatts, Smiths, FL 04, Bermuda, (c) Vice President and Director, Finance of EIS, and (d) United States.

3. (a) David J. Doyle - Director, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Barrister & Attorney, Partner with Conyers, Dill & Pearman, and (d) Bermuda.

4. (a) James M. Macdonald - Alternate Director, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Barrister & Attorney, Partner with Conyers, Dill & Pearman, and (d) Bermuda.

5. (a) Wayne Morgan- Secretary, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Corporate Manager, Codan Services Limited, and (d) United Kingdom and Switzerland.

6. (a) I.S. Outerbridge - Assistant Secretary, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Corporate Manager, Codan Services Limited, and (d) United Kingdom.

                                  EXHIBIT INDEX

                  1. Joint Filing Agreement dated January 15, 2003 between EIS and EPIL.

                  2. Amendment to Securities Purchase Agreement dated as of January 15, 1998, as filed as exhibit 10.41.1 to the Company's Form 8-K as filed on January 22, 1998.

                  3.       Agreement dated as of December 12, 2001, as filed as
                           exhibit 10.1 to the Company's Form 10-Q as filed on February 11, 2002.

                  4. Series "P" Common Stock Purchase Warrant to purchase shares of Common Stock, as filed as exhibit 10.2 to the Company's Form 10Q as filed on February 11, 2001.

                                                                      Exhibit 1


                             JOINT FILING AGREEMENT



         The undersigned hereby agree to make joint filings of Form 13D with the U.S. Securities and Exchange Commission with respect to their beneficial ownership of the common stock, no par value, of Bioject Medical Technologies Inc., including all amendments thereto.


Date: January 15, 2003


                                     Elan International Services Ltd.


                                     By: /s/ Kevin Insley
                                         ------------------------------------


                                     Elan Pharmaceutical Investments Ltd.


                                     By: /s/ Kevin Insley
                                         ------------------------------------